SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins

Ryan S. Brewer

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

December 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,739,945 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,739,945 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,739,945 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 7,894,740 shares of common stock, par value $0.04 per share (the “Common Stock”) of Contango Oil & Gas Company, a Texas corporation (the “Issuer”), issued upon the conversion of the Series A Contingent Convertible Preferred Stock (the “Series A Preferred Stock”) of the Issuer, which were acquired on September 13, 2019, through a private transaction among the Issuer, Goff MCF Partners, LP (“Goff MCF”) and John C. Goff, through John C. Goff SEP IRA (the “Series A Preferred Purchase Agreement”), and 3,540,880 shares of Common Stock issued upon the conversion of the Series B Contingent Convertible Preferred Stock (the “Series B Preferred Stock”) of the Issuer, which were acquired on October 30, 2019, through a private transaction among the Issuer and the purchasers party thereto (the “Series B Preferred Purchase Agreement”).

(2)	Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,766,377 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,766,377 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,766,377 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Includes 6,947,370 shares of Common Stock issued upon the conversion of the Series A Preferred Stock of the Issuer, which were acquired on September 13, 2019, pursuant to the Series A Preferred Purchase Agreement and 3,196,650 shares of Common Stock issued upon the conversion of the Series B Preferred Stock of the Issuer, which were acquired on October 30, 2019, pursuant to the Series B Preferred Purchase Agreement.

(2)	Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFS Contango GP, LLC 83-4348877
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,766,377 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,766,377 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,766,377 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,947,370 shares of Common Stock issued upon the conversion of the Series A Preferred Stock of the Issuer, which were acquired on September 13, 2019, pursuant to the Series A Preferred Purchase Agreement and 3,196,650 shares of Common Stock issued upon the conversion of the Series B Preferred Stock of the Issuer, which were acquired on October 30, 2019, pursuant to the Series B Preferred Purchase Agreement.

(2)	Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,766,377 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,766,377 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,766,377 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,947,370 shares of Common Stock issued upon the conversion of the Series A Preferred Stock of the Issuer, which were acquired on September 13, 2019, pursuant to the Series A Preferred Purchase Agreement and 3,196,650 shares of Common Stock issued upon the conversion of the Series B Preferred Stock of the Issuer, which were acquired on October 30, 2019, pursuant to the Series B Preferred Purchase Agreement.

(2)	Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,766,377 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,766,377 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,766,377 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (2)
14	TYPE OF REPORTING PERSON IA

(1)

Includes 6,947,370 shares of Common Stock issued upon the conversion of the Series A Preferred Stock of the Issuer, which were acquired on September 13, 2019, pursuant to the Series A Preferred Purchase Agreement and 3,196,650 shares of Common Stock issued upon the conversion of the Series B Preferred Stock of the Issuer, which were acquired on October 30, 2019, pursuant to the Series B Preferred Purchase Agreement.

(2)	Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,766,377 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,766,377 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,766,377 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,947,370 shares of Common Stock issued upon the conversion of the Series A Preferred Stock of the Issuer, which were acquired on September 13, 2019, pursuant to the Series A Preferred Purchase Agreement and 3,196,650 shares of Common Stock issued upon the conversion of the Series B Preferred Stock of the Issuer, which were acquired on October 30, 2019, pursuant to the Series B Preferred Purchase Agreement.

(2)	Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,152,077 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 33,152,077 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,152,077 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,947,370 shares of Common Stock issued upon the conversion of the Series A Preferred Stock of the Issuer, which were acquired on September 13, 2019, pursuant to the Series A Preferred Purchase Agreement and 3,196,650 shares of Common Stock issued upon the conversion of the Series B Preferred Stock of the Issuer, which were acquired on October 30, 2019, pursuant to the Series B Preferred Purchase Agreement.

(2)	Based on 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission.

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 13, 2018, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on August 15, 2018, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on November 20, 2018, as amended and supplemented by the Amendment No. 3 to the Original Schedule 13D, filed on December 3, 2018, as amended and supplemented by the Amendment No. 4 to the Original Schedule 13D, filed on September 18, 2019, as amended and supplemented by the Amendment No. 5 to the Original Schedule 13D, filed on November 1, 2019, as amended and supplemented by the Amendment No. 6 to the Original Schedule 13D, filed on November 18, 2019, (as amended and supplemented, collectively, this “Schedule 13D”) relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Houston, Texas based, independent energy company. The address of the issuer’s office is 717 Texas Ave., Suite 2900, Houston, Texas 77002. This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended in their entirety as follows:

This statement is being filed by:

i.	Goff MCF Partners, LP (“Goff MCF”), a Texas limited partnership, with respect to the Common Stock directly and beneficially owned by it;

ii.	GFS Contango GP, LLC, (“GFS Contango”), a Texas limited liability company, as general partner to Goff MCF, with respect to the Common Stock directly and beneficially owned by it;

iii.	Goff Family Investments, LP (“Family Investments”), a Delaware limited partnership, with respect to the Common Stock directly and beneficially owned by it;

iv.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as general partner to Family Investments, with respect to the Common Stock directly and beneficially owned by it;

v.	GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS Contango, with respect to the Common Stock directly and beneficially owned by it;

vi.	Goff Focused Strategies LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to the Common Stock directly and beneficially owned by it;

vii.	GFT Strategies, LLC (“GFT”), a Texas limited liability company, as controlling equity holder of GFS, with respect to the Common Stock directly and beneficially owned by it;

viii.

The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to the Common Stock directly and beneficially owned by it;

ix.

John C. Goff, a United States Citizen, as the Chief Executive Officer of Goff Capital and as the sole trustee of Goff Family Trust, with respect to the Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.	The address of the principal office of Goff MCF, GFS Contango, Goff Family Trust, Family Investments, Goff Capital, GFS Management, GFT and GFS is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The principal business of Goff MCF is investing in securities of the Issuer.

C.	The principal business of GFS Contango is serving as general partner to Goff MCF.

D.	The principal business of Goff Family Trust and Family Investments is to manage investments for a single family.

E.	The principal business of Goff Capital is serving as general partner to Family Investments.

G.	The principal business of GFS Management is to serve as a Manager of investment funds.

H.	The principal business of GFS is investment advisor.

I.	The principal business of GFT is to serve as a Manager of investment funds.

J.	The principal occupation of John C. Goff is serving as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, and as an asset manager in real estate and private equity.

K.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

L.	John C. Goff is a citizen of the United States of America.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to include the following:

On November 21, 2019, the board of directors of the Issuer and the holders of a majority of the voting power of the outstanding shares of the Issuer entitled to vote approved the following:

i.	an amendment to the Issuer’s Amended and Restated Certificate of Formation to increase the number of authorized shares of Common Stock from 100,000,000 shares to 200,000,000 shares; and

ii.

the conversion of the Issuer’s Series A Contingent Convertible Preferred Stock, par value $0.04 per share, into, and the issuance upon such conversion of, 7,894,740 shares of Common Stock, which shareholder approval was required by the rules and regulations of the NYSE American.

The forgoing became effective on December 12, 2019 and satisfied the conversion conditions of the Series A Preferred Stock and Series B Preferred Stock. On December 16, 2019, the Issuer delivered instructions to the transfer agent to convert the Series A Preferred Stock and Series B Preferred Stock to Common Stock. The transfer agent, on December 17, 2019, executed the instructions from the Issuer to convert the Series A Preferred Stock and Series B Preferred Stock to Common Stock (the “Conversion”). As a result of the Conversion, the Reporting Persons no longer hold any Series A Preferred Stock or Series B Preferred Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 108,274,003 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K dated December 12, 2019 filed with the Securities and Exchange Commission.

A.	Goff MCF

i.	As of close of business on December 18, 2019, Goff MCF beneficially owned 30,766,377 shares of Common Stock.

Percentage: 28.4%

ii.	Powers

1. Sole power to vote or direct vote: 30,766,377

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 30,766,377

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Common Stock, Series A Preferred Stock and Series B Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	GFS Contango

i.	As of close of business on December 18, 2019, GFS Contango, as the general partner of Goff MCF, may be deemed to beneficially own 30,766,377 shares of Common Stock.

Percentage: 28.4%

ii.	Powers

1. Sole power to vote or direct vote: 30,766,377

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 30,766,377

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock and Series B Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Goff Family Trust

i.

As of close of business on December 18, 2019, Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to the Common Stock directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 30,766,377 shares of Common Stock owned by Goff MCF, (2) 72,764 shares of Common Stock owned by Goff Investments, and (3) 2,312,936 shares of Common Stock owned by Goff Family Trust directly.

Percentage: 30.6%

ii.	Powers

1. Sole power to vote or direct vote: 33,152,077

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 33,152,077

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock and Series B Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Family Investments

i.	As of close of business on December 18, 2019, Family Investments beneficially owned 72,764 shares of Common Stock.

Percentage: 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 72,764

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 72,764

4. Shared power to dispose or direct the disposition: 0

iii.	Family Investments has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days.

E.	Goff Capital

i.	As of close of business on December 18, 2019, Goff Capital, as the General Partner of Family Investments, may be deemed to beneficially own 72,764 shares of Common Stock.

Percentage: 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 72,764

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 72,764

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days.

F.	GFS Management

i.	As of close of business on December 18, 2019, GFS Management, as managing member of GFS Contango GP may be deemed to beneficially own 30,766,377 shares of Common Stock.

Percentage: 28.4%

ii.	Powers

1. Sole power to vote or direct vote: 30,766,377

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 30,766,377

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock and Series B Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	GFS

i.	As of close of business on December 18, 2019, GFS, as managing member of GFS Management may be deemed to beneficially own 30,766,377 shares of Common Stock.

Percentage: 28.4%

ii.	Powers

1. Sole power to vote or direct vote: 30,766,377

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 30,766,377

4. Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock and Series B Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	GFT

i.	As of close of business on December 18, 2019, GFT, as controlling equity holder of GFS may be deemed to beneficially own 30,766,377 shares of Common Stock.

Percentage: 28.4%

ii.	Powers

1. Sole power to vote or direct vote: 30,766,377

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 30,766,377

4. Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, or Series B Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock and Series B Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	John C. Goff

i.

As of close of business on December 18, 2019, John C. Goff, as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, and with respect to the Common Stock, Series A Preferred Stock, and Series B Preferred Stock indirectly beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 30,766,377 shares of Common Stock owned by Goff MCF, (2) 2,312,936 shares of Common Stock owned by Goff Family Trust, (3) 72,764 shares of Common Stock owned by Family Investments, and (4) 3,587,868 shares of Common Stock owned by John C. Goff directly.

Percentage: 33.9%

ii.	Powers

1. Sole power to vote or direct vote: 36,739,945

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 36,739,945

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Common Stock, Series A Preferred Stock and Series B Preferred Stock by John C. Goff during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Goff Family Trust has not entered into any transactions in the Common Stock, Series A Preferred Stock, and Series B Preferred Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock, Series A Preferred Stock, and Series B Preferred Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock, Series A Preferred Stock, and Series B Preferred Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock, Series A Preferred Stock, and Series B Preferred Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock, Series A Preferred Stock, and Series B Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock, Series A Preferred Stock, and Series B Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock, Series A Preferred Stock, and Series B Preferred Stock during the past sixty days. The transactions in the Common Stock, Series A Preferred Stock and Series B Preferred Stock, if any, by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As general partner of Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Family Investments. Goff Capital disclaims beneficial ownership of the Common Stock directly held by Family Investments, except to the extent of its pecuniary interest therein.

As general partner of Goff MCF, GFS Contango GP may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF. GFS Contango disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFS Contango, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF. GFS Management disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common directly held by Goff MCF. GFS disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock held by Goff MCF. GFS disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF, Family Investments and Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF and Family Investments, except to the extent of its pecuniary interest therein.

As Chief Executive Officer of Goff Capital and as sole trustee of Goff Family Trust, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock directly held by Goff MCF, Goff Family Trust, Family Investments and indirectly through a SEP IRA, of which Mr. Goff is the beneficiary. Mr. Goff disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Family Investments and the Goff Family Trust, except to the extent of his pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 18, 2019

John C. Goff

By:	/s/ John C. Goff

Goff MCF Partners, LP
By: its General Partner, GFS Contango GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Sole Trustee

GFS Contango GP, LLC
	By:	its Managing Member, GFS Management, LLC
	By:	its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Management, LLC
	By:	its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFT Strategies, LLC
	By:	its managing member, John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

Transactions in the Series B Preferred Stock During the Past Sixty Days

Goff MCF
Date of Purchase	# of shares	Price per share	Method
10/30/2019	319,665	$20.00	Private Placement

TOTAL:	319,665	$20.00

John C. Goff
Date of Purchase	# of shares	Price per share	Method
10/30/2019	34,423	$20.00	Private Placement

TOTAL:	34,423	$20.00